SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                     -------------------

                        SCHEDULE 13G
                       (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d)  AND AMENDMENTS THERETO FILED
                  PURSUANT TO RULE 13d-2(b)


                      (Amendment No. 1)




                       Blockbuster Inc.
                    --------------------
                      (Name of Issuer)

       Class A Common Stock, $0.01 Par Value Per Share
    ----------------------------------------------------
               (Title of Class of Securities)

                            93679108
                    ---------------------
                       (CUSIP Number)

                      April 5, 2002
------------------------------------------------------------
   (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule
      pursuant to which this Schedule is filed:
                    / / Rule 13d-1(b)
                    / / Rule 13d-1(c)
                    /X/ Rule 13d-1(d)




----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                     Page 1 of 11 Pages

CUSIP NO.  93679108                       Page 2 of 11 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Viacom International Inc.
     -------------------------------------------------------
     I.R.S. Identification No. 04-2980402
     -------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)

/  / (a)
     -------------------------------------------------------
/  / (b)
     -------------------------------------------------------
(3)  SEC Use Only
     -------------------------------------------------------
(4)  Citizenship or Place of Organization          Delaware
------------------------------------------------------------
Number of      (5) Sole Voting Power           0
Shares                                   ------------------
Beneficially   (6) Shared Voting Power   144,033,600(1)
Owned by                                 ------------------
Each           (7) Sole Dispositive Power           0
Reporting                                ------------------
Person With    (8) Shared Dispositive Power 144,033,600(1)
     -------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
              144,033,600 (1)
     -------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     -------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              80.9%(1)
     -------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
     -------------------------------------------------------





  (1)  Includes 144,000,000 Class B Shares (as defined in Item
       4) beneficially owned by the Reporting Persons.

CUSIP NO.  93679108                       Page 3 of 11 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Viacom Inc.
     -------------------------------------------------------
     I.R.S. Identification No. 04-2949533
     -------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)

/  / (a)
     -------------------------------------------------------
/  / (b)
     -------------------------------------------------------
(3)  SEC Use Only
     -------------------------------------------------------
(4)  Citizenship or Place of Organization          Delaware
------------------------------------------------------------
Number of      (5) Sole Voting Power           0
Shares                                   ------------------
Beneficially   (6) Shared Voting Power   144,033,600(1)
Owned by                                 ------------------
Each           (7) Sole Dispositive Power           0
Reporting                                ------------------
Person With    (8) Shared Dispositive Power 144,033,600(1)
     -------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
              144,033,600 (1)
     -------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     -------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              80.9%(1)
     -------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
     -------------------------------------------------------








  (1)  Includes 144,000,000 Class B Shares (as defined in Item
      4) beneficially owned by the Reporting Persons.

CUSIP NO.  93679108                       Page 4 of 11 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     NAIRI, Inc.
     -------------------------------------------------------
     I.R.S. Identification No. 04-3446887
     -------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
     -------------------------------------------------------
/  / (b)
     -------------------------------------------------------
(3)  SEC Use Only
     -------------------------------------------------------
(4)  Citizenship or Place of Organization          Delaware
------------------------------------------------------------
Number of      (5) Sole Voting Power           0
Shares                                   ------------------
Beneficially   (6) Shared Voting Power   144,033,600(1)
Owned by                                 ------------------
Each           (7) Sole Dispositive Power           0
Reporting                                ------------------
Person With    (8) Shared Dispositive Power 144,033,600(1)
     -------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
              144,033,600 (1)
     -------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     -------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              80.9%(1)
     -------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
     -------------------------------------------------------










  (1)  Includes 144,000,000 Class B Shares (as defined in Item
      4) beneficially owned by the Reporting Persons.

CUSIP NO.  93679108                       Page 5 of 11 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     National Amusements, Inc.
     -------------------------------------------------------
     I.R.S. Identification No. 04-2261332
     -------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
     -------------------------------------------------------
/  / (b)
     -------------------------------------------------------
(3)  SEC Use Only
     -------------------------------------------------------
(4)  Citizenship or Place of Organization          Maryland
------------------------------------------------------------
Number of      (5) Sole Voting Power           0
Shares                                   ------------------
Beneficially   (6) Shared Voting Power   144,033,600(1)
Owned by                                 ------------------
Each           (7) Sole Dispositive Power           0
Reporting                                ------------------
Person With    (8) Shared Dispositive Power 144,033,600(1)
     -------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
              144,033,600 (1)
     -------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     -------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              80.9%(1)
     -------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
     -------------------------------------------------------











  (1)  Includes 144,000,000 Class B Shares (as defined in
          Item 4) beneficially owned by the Reporting Persons.

CUSIP NO.  93679108                       Page 6 of 11 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     SUMNER M. REDSTONE
     -------------------------------------------------------
     S.S. No.
     -------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
     -------------------------------------------------------
/  / (b)
     -------------------------------------------------------
(3)  SEC Use Only
     -------------------------------------------------------
(4)  Citizenship or Place of Organization
		 United        States
------------------------------------------------------------
Number of      (5) Sole Voting Power           0
Shares                                   ------------------
Beneficially   (6) Shared Voting Power   144,033,600(1)
Owned by                                 ------------------
Each           (7) Sole Dispositive Power           0
Reporting                                ------------------
Person With    (8) Shared Dispositive Power 144,033,600(1)
     -------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
              144,033,600 (1)
     -------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     -------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              80.9%(1)
     -------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       IN
     -------------------------------------------------------







  (1)    Includes 144,000,000 Class B Shares as defined in
          Item 4) beneficially owned by the Reporting
          Persons.

                                          Page 7 of 11 Pages

Item 1(a).     Name of Issuer:
              --------------

          Blockbuster Inc. (the "Issuer" or "Blockbuster").

Item  1(b).  Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

          1201 Elm Street
          Dallas, Texas 75270


Item 2(a).     Name of Person Filing:
               ---------------------

          This Statement is filed on behalf of Viacom
International Inc., ("VII"), Viacom Inc., ("VI" or "Viacom"),
NAIRI, Inc., ("NAIRI"), National Amusements, Inc. ("NAI"), and
Mr. Sumner M. Redstone, (collectively, the "Reporting Persons").

          All of VII's voting stock is owned by VI;
approximately 68% of VI's voting stock is owned by NAIRI, which in turn is owned 100% by NAI; Mr. Sumner M. Redstone is the controlling shareholder, Chairman and Chief Executive Officer of NAI, Chairman and President of NAIRI, Chairman and Chief Executive Officer of VI, and Chairman and Chief Executive Officer of VII.

Item 2(b).     Address of Principal Business Office or,
               if None, Residence:
              ----------------------------------------

          VII's address is 1515 Broadway, New York, New York 10036 VI's address is 1515 Broadway, New York, New York 10036 NAIRI's address is 200 Elm Street, Dedham, MA 02026
          NAI's address is 200 Elm Street, Dedham, MA 02026
          Mr. Redstone's address is 200 Elm Street, Dedham, MA 02026.

Item 2(c).     Citizenship:
              ------------

          VII is a Delaware corporation.
          VI is a Delaware corporation.
          NAIRI is a Delaware corporation.
          NAI is a Maryland corporation.
          Mr. Redstone is a citizen of the United States.


Item 2(d).     Title of Class of Securities
               ----------------------------

          The Issuer's Class A common stock, par value $.01 per share (the "Class A Shares").


Item 2(e).     CUSIP Number
               ------------

               93679108


Item 3.   If This Statement is Filed Pursuant to
          Rule 13d-1(b), or 13d-2(b) or (c),
          Check Whether the Person Filing is a:
          --------------------------------------

            Not applicable.

                                        Page 8 of 11 Pages


Item 4.   Ownership.
          ---------
     The beneficial ownership of Class A Shares reported in this statement is pursuant to the Reporting Persons (defined in Item 2 above) ownership of (i) the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Shares") which are convertible into Class A Shares on a one-for-one basis under certain circumstances, and (ii) Class A Shares (the Class A Shares together with the Class B Shares, the "Common Shares"). The Class A Shares carry one vote per share and the Class B Shares carry five votes per share.

     As of the close of business on April 8, 2002, each of VII, VI, NAIRI, NAI and Mr. Sumner M. Redstone beneficially owned one hundred forty-four million thirty-three thousand six hundred (144,033,600) Class A Shares, comprised of (i) thirty-three thousand six hundred
(33,600) Class A Shares, and (ii) one hundred forty-four million (144,000,000) Class B Shares convertible into
Class A Shares on a one-for-one basis; representing approximately 80.9% of the Issuer's Class A Shares (based upon 178,019,354 Common Shares that were reported by the Issuer to be issued and outstanding as of March 8, 2002, and assuming conversion in full of the Class B Shares into Class A Shares).

     Due to the relationship among the Reporting Persons as described in Item 2(a) hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power (i) to vote or direct the vote and (ii) to dispose or to direct the disposition of the Issuer's Common Shares covered by this Statement.

     Class A Shares were purchased on April 5, 2002 and
April 8, 2002 by VII to maintain its ownership position of no less than 80% of the Common Shares. VII anticipates that it may purchase, from time to time, additional Common
Shares to maintain its ownership position of Blockbuster at no less than 80% of the Common Shares in order to allow Viacom to continue to include Blockbuster in its federal consolidated income tax returns.



Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Not Applicable



Item 6.   Ownership of More than Five Percent
          on Behalf of Another Person.
          -----------------------------------

          See Items 2(a) and 4 hereof.

                                        Page 9 of 11 Pages



Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on
          By the Parent Holding Company or Control Person.
          -----------------------------------------------------

          Not Applicable



Item 8.   Identification and Classification of
          Members of the Group.
          ------------------------------------

          Not Applicable



Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not Applicable



Item 10   Certifications.
          ----------------

             Not Applicable

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Date:  April 8, 2002

                              VIACOM INTERNATIONAL INC.


                              By:  /s/ Michael D. Fricklas
                                   -----------------------
                                   Michael D. Fricklas
                                   Executive Vice President
                                   General Counsel and
				   Secretary


                              VIACOM INC.

                              By:  /s/ Michael D. Fricklas
                                   -----------------------
                                   Michael D. Fricklas
                                   Executive Vice President,
                                   General Counsel and
                                   Secretary


                              NAIRI, INC.

                              By:  /s/ Sumner M. Redstone
                                   -----------------------
                                   Sumner M. Redstone
                                   Chairman and President

                              NATIONAL AMUSEMENTS, INC.


                              By:  /s/ Sumner M. Redstone
                                   -----------------------
                                    Sumner M. Redstone
                                   Chairman and
                                   Chief Executive Officer



                              By:  /s/ Sumner M. Redstone
                                   -----------------------
                                   Sumner M. Redstone,
                                   Individually

Exhibit to Amendment No. 1               Page 11 of 11 Pages
to Schedule 13G

                   JOINT FILING AGREEMENT


     The undersigned hereby agree that the Statement on
Schedule 13G, dated April 8, 2002 (the "Schedule 13G"), with respect to the Class A Common Stock, par value $0.01 per share, of Blockbuster Inc., is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule
13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 8th day of April, 2002.


                    VIACOM INTERNATIONAL INC.

                    By:  /s/ Michael D. Fricklas
                         -----------------------
                         Michael D. Fricklas
                         Executive Vice President
                         General Counsel and Secretary


                    VIACOM INC.

                    By:  /s/ Michael D. Fricklas
                        -----------------------
                         Michael D. Fricklas
                         Executive Vice President
                         General Counsel and Secretary

                    NAIRI, INC.

                    By:  /s/ Sumner M. Redstone
                         ----------------------
                         Sumner M. Redstone
                         Chairman and President


                    NATIONAL AMUSEMENTS, INC.

                    By:  /s/ Sumner M. Redstone
                        --------------------------
                        Sumner M. Redstone
                        Chairman and
                        Chief Executive Officer



                    By:  /s/ Sumner M. Redstone
                         ----------------------
                        Sumner M. Redstone
                         Individually